A PROFESSIONAL CORPORATION 3 Triad Center Suite 500 Salt Lake City, Utah 84180 T : (801) 532-7080 F : (801) 596-1508 www.strongandhanni.com
GLENN C. HANNI, P.C.
HENRY E. HEATH
PHILIP R. FISHLER
ROGER H. BULLOCK
R. SCOTT WILLIAMS
SCOTT R. JENKINS
PAUL M. BELNAP
STUART H. SCHULTZ
BRIAN C. JOHNSON [2]
PAUL W. HESS
STEPHEN J. TRAYNER
STANFORD P. FITTS [7]
BRADLEY W. BOWEN
PETER H. CHRISTENSEN [5]
ROBERT L. JANICKI
H. BURT RINGWOOD
CATHERINE M. LARSON
KRISTIN A. VANORMAN
PETER H. BARLOW
GRADEN P. JACKSON [3]
H. SCOTT JACOBSON
MICHAEL J. MILLER [6]

ANDREW D. WRIGHT
MICHAEL L. FORD [4]
BYRON G. MARTIN
BENJAMIN P. THOMAS
SUZETTE H. GOUCHER
JACOB C. BRIEM  [1]
LANCE H. LOCKE
A. JOSEPH SANO
JAMES C. THOMPSON
PETER J. BAXTER
JENNIFER R. CARRIZAL
LORI A. JACKSON
BRYANT J. McCONKIE
WILLIAM B. INGRAM
JEREMY G. KNIGHT
RYAN P. ATKINSON
JARED T. HALES
JEFFERY J. OWENS
ANDREW B. McDANIEL
SADÉ A. TURNER
AREK E. BUTLER
PAUL W. JONES

1 ALSO MEMBER ARIZONA BAR
2 ALSO MEMBER CALIFORNIA BAR
3 ALSO MEMBER COLORADO BAR
4 ALSO MEMBER DISTRICT OF COLUMBIA BAR
5 ALSO MEMBER OREGON BAR
6 ALSO MEMBER WASHINGTON BAR
7 ALSO MEMBER WYOMING BAR

               ESTABLISHED 1888
                         ______
            GORDON R. STRONG
                      (1909-1969)

October 10, 2008

Christine Davis
Assistant Chief Accountant
Securities and Exchange Commission
450 5th Street NW,    Mail Stop 4561
Washington, DC 20549

Re:           InMedica Development Corporation
Form 10-K/A for Fiscal Year Ended December 31, 2007
Filed September 29, 2008
File No. 000-12968

Dear Ms. Davis:

This correspondence filing responds to your comment letter of October 1, 2008 on behalf of InMedica Development Corporation (the “Company”).   We  have set forth each of your comments below followed by the Company’s response:

SEC COMMENT:

Form 10-K/A for Fiscal Year Ended December 31, 2007
Item 9A(T). Controls and Procedures, page 3

1.
You state that management is responsible for “establishing and maintaining disclosure control over financial reporting, as defined in the Securities Exchange Act of 1934 Rule 13a-15(e).”  As we noted in prior comment number 1, Rule 13a-15(e) defines disclosure controls and procedures.  Please note that “disclosure control over financial reporting” is not defined in the Securities Exchange Act of 1934, and confirm that you will refer to “disclosure controls and procedures” in your disclosure pursuant to Item 307 of Regulation S-K in future filings.

RESPONSE:   The Company confirms that it will refer to “disclosure controls and procedures” in its SK Item 307 disclosure in future filings.

SEC COMMENT:

Form 10-Q/A for Fiscal Quarters Ended March 31, 2008 and June 30, 2008
Consolidated Balance Sheet

2.
We note your amended Forms 10-Q set forth only an amended balance sheet as of March 31, 2008 and June 30, 2008.  Exchange Act Rule 12b-15 requires, among other things, that amendments set forth the complete text of each item as amended.  Please further amend your Forms 10-Q/A to present the complete text of Item 1 (i.e. a full set of financial statements and related footnotes).  You should also provide updated certifications from your principal executive and principal financial officer.

RESPONSE:  In lieu of the further amendment to these 10Q’s we offer the following reasons why we believe it advisable to allow the amendments to stand as they are:

(1)  It is clear in these amendments, as filed, that they affect only the Consolidated Balance sheets.

(2)   The amendments made to the balance sheets do not impact any other disclosure in the financial statements and notes.

(3)  As filed, it is easier for the reader to identify the changes made when compared with the original filings due to the brevity of the amendment compared to a full amendment and restatement of the entire financial statements and notes.

(4) The Company has in the past followed the practice of fully amending and restating amended items and intends to do so in the future, however, for reasons stated above, it made sense to us to amend only the Consolidated Balance Sheet, in this instance.

As always, we appreciate your advice and direction.   Either I, or my partner, Paul Hess, would be happy to respond to any questions you may have.

Very truly yours,

STRONG & HANNI, P.C.

Scott R. Jenkins

Scott R. Jenkins